Tandy Leather Factory, Inc.
1900 Southeast Loop 820
Fort Worth, Texas 76140

November 30, 2010

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549-7010

Attn:	John Reynolds, Assistant Director
Office of Beverages, Apparel and Health Care Services

Re:	Tandy Leather Factory, Inc.
Form 10-K for Fiscal Year Ended December 31, 2009
Filed March 26, 2010
File No. 1-12368

Gentlemen:

The following responses address the comments of the reviewing Staff of the United States Securities and Exchange Commission (the “Commission”) as set forth in a comment letter dated November 10, 2010 relating to the Annual Report on Form 10-K of Tandy Leather Factory, Inc. (the “Company”) for the year ended December 31, 2009.  The answers set forth herein refer to each of the Staffs’ comments by number.

Form 10-K

1.
We note that exhibit 10.2 is missing exhibits and/or attachments.  Please confirm that you will file the exhibit in its entirety with your next periodic report, as required by Item 601(b)(10) of Regulation S-K.

Response

We will file Exhibit 10.2 in its entirety with our next periodic report.

Schedule 14A

Security Ownership of Management and Certain Beneficial Owners, page 3

2.
We note the disclosure in footnote five that Mr. Nery, a director of the company, is the owner of an investment advisory firm that directs the investment of Nery Capital Partners.  Please confirm that in future filings you will add Mr. Nery to the beneficial ownership table and include the amount beneficially owned by Mr. Nery in the amount held by officers and directors as a group.

Securities and Exchange Commission
November 30, 2010

Response

Mr. Nery’s beneficially-owned shares are included in the amount held by officers and directors as a group (1,802,169 shares).  However, he is not listed in the “Directors and Executive Officers” section of the table.  We confirm that we will add Mr. Nery to the “Directors and Executive Officers” section of the beneficial ownership table in future filings.

Directions and Executive Officers, page 3

3.
Please confirm that you will disclose in future filings, for each director or person nominated or chosen to become a director, briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director for the registrant at the time that the disclosure is made, in light of the registrant’s business and structure.  See Item 401(e) of Regulation S-K.  Please provide us with draft disclosure.

Response

We confirm that we will disclose in future filings, for each director or person nominated or chosen to become a director, a brief discussion of the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director for us at the time that the disclosure is made.

We submit our draft disclosure regarding each director or director nominee:

Wray Thompson, 78, has served as our Chairman of the Board since June 1993.  He also served as Chief Executive Officer from June 1993 to December 2006 and as President from June 1993 to January 2001.  Mr. Thompson was one of our co-founders.

We believe Mr. Thompson’s background and experience as our former Chief Executive Officer and President brings executive leadership experience to our Board.  We also believe that his knowledge of our industry is a valuable resource.

Shannon L. Greene, 44, has served as our Chief Financial Officer and Treasurer since May 2000 and as a director since January 2001.  From September 1997 to May 2000, Ms. Greene served as our controller and assistant controller.  Ms. Greene, a certified public accountant, is a member of our 401(k) Plan Committee.  Her professional affiliations include the American Institute of Certified Public Accountants, the Texas Society of Certified Public Accountants, and Financial Executives International.  She also serves on the Board of Directors of the U.S. Chamber of Commerce and is a member of the U.S. Chamber’s Corporate Leadership Advisory Council.

Securities and Exchange Commission
November 30, 2010

As our Treasurer and Chief Financial Officer, Ms. Greene’s detailed knowledge of our financial position and performance, in conjunction with her familiarity with our operational structure, provides valuable insight to our board.  She also provides governance and government regulatory leadership as a result of her association with financial and business organizations.

T. Field Lange, 42, has served as a director of ours since May 2003.  Mr. Lange, a certified public accountant, is the president of Lange & Associates, P.C., a public accounting firm he established in 1996 in Fort Worth, Texas.  His professional affiliations include the American Institute of Certified Public Accountants and the Texas Society of Certified Public Accountants.

Mr. Lange, as the owner of a local CPA firm, brings a strong business and strategic planning background to our board.  He has a valuable understanding of many businesses and provides significant insight into many aspect of our business.  In addition, Mr. Lange brings strong financial experience and contacts to our Board, which we believe is important to our Board’s oversight of investments and financial discipline.

Joseph R. Mannes, 51, has served as a director of ours since May 1998.  From 2002 to the present, Mr. Mannes serves as Chief Operating Officer of SAMCO Capital Markets, a Dallas, Texas broker-dealer.  He also serves as chairman of HiTech Creations, Inc., a Grapevine, Texas computer game company, and is on the Selection Committee of the Halter USX China Index.  Mr. Mannes holds a Chartered Financial Analyst designation.

Having served on our board for more than twelve years, Mr. Mannes has a strong understanding of us and our growth history, which we believe contributes a useful frame of reference in the context of board discussions.  He also provides leadership and governance experience as our Audit Committee Chairman and is the primary liaison between our independent directors and senior management.  He also provides significant insight into capital markets.

L. Edward Martin III, 43, has served as a director of ours since January 2007.  Currently, Mr. Martin is employed by Buis & Co., a private merchant banking firm. From 2007 to 2008, he was a private investor.  From 2000 to 2007, he served as the Executive Vice President and Chief Operating Officer of The Dunlap Company, a private company operating a chain of 40 department stores in 8 states.  He joined The Dunlap Company in 1998 as Senior Vice President and General Counsel.  Mr. Martin is a member of the State Bar of Texas.  He also serves as a Board and Executive Committee Member of the Boys and Girls Clubs of Greater Fort Worth.

Securities and Exchange Commission
November 30, 2010

Mr. Martin’s experience managing retail store chains provides invaluable knowledge to our board as we negotiate our way through business cycles, growth and expansion, and product development.  He also brings provides knowledge regarding securities law and capital market issues through his experience as an attorney.  In addition, Mr. Martin provides leadership and governance experience through his service in civic and charitable organizations.

Michael A. Nery, 37, has served as a director of ours since December 2003.  Since September 1999, his investment advisory firm has directed the investments of Nery Capital Partners, L.P., an investment fund based in Ashville, North Carolina.  Mr. Nery also serves on the board of InFocus Corporation, a manufacturer and distributor of digital projection equipment.

Mr. Nery brings financial acumen to our board developed through his experience as the founder and managing member of Nery Capital Partners and as a private investor. We believe he also provides a unique and valuable perspective with respect to our stockholder base and stockholder issues in general.

Jon Thompson, 48, has served as Chief Executive Officer since July 2009, and President and Chief Operating Officer since June 2008.  He served as Senior Vice President from June 1993 to June 2008.  Mr. Thompson is the son of Wray Thompson, Chairman of the Board.

As our President and Chief Executive Officer, Mr. Thompson’s day-to-day leadership provides him with intimate knowledge of our operations that are a component of our board discussions.  Mr. Thompson also provides our Board with insight into important issues we face.

4.
Please confirm that you will include in future filings the disclosure required by Item 407(h) of Regulation S-K regarding board leadership structure and role in risk oversight.  Please provide us with draft disclosure.

Response

We confirm that we will include in future filings the disclosure required by Item 407(h) of Regulation S-K regarding board leadership structure and role in risk oversight.

We submit our draft disclosure regarding board leadership structure and role in risk oversight:

Board Leadership Structure

Securities and Exchange Commission
November 30, 2010

Until January 2007, we operated under the traditional U.S. board leadership structure with our chief executive officer also serving as chairman of the board.  When Mr. Thompson resigned as CEO in December 2006, who had served as our only chairman/CEO, our board re-evaluated its leadership structure.  Beginning in January 2007 with the appointment of Mr. Ron Morgan as our new CEO, the board determined it appropriate to separate the roles of CEO and chairman, allowing the CEO to run the company and the chairman to run the board.  In addition, the board believed Mr. Thompson, having been one of its founders, was the most qualified to lead the board due to his invaluable experience and knowledge of the company.  Mr. Morgan resigned as CEO in June 2009, at which time Jon Thompson was appointed to the position.

We believe our CEO and our chairman have an excellent working relationship that has allowed the CEO to focus on the challenges that we face in the current business environment.  The separation of the CEO and chairman positions provides strong leadership for our board, while also positioning our CEO as our leader in the eyes of our customers, employees, and other stakeholders.

Our board has four independent members and three non-independent members.  We have three board committees comprised solely of independent directors, with two different independent directors serving as chairs of the committees.  We believe that the number of independent, experienced directors that make up our board benefits us and our shareholders.

Risk Oversight

Our audit committee is primarily responsible for overseeing our risk management processes on behalf of the full board, focusing on the most significant risks facing us and our general risk management strategy, and also ensuring that risks undertaken by us are consistent with the board’s appetite for risk.  Management is responsible for the development, implementation, and maintenance of our risk management processes and provides periodic reports to the Audit Committee on its assessment of strategic, operational, financial, competitive, reputational, and legal risks to us.  We believe this division of responsibilities is the most effective approach for addressing the risks we face and that our board leadership structure supports this approach.

Summary Compensation Table, page 7

5.
We note the disclosure in footnote two that the option award amounts reflect the dollar amount recognized for financial statement reporting purposes for the fiscal year ended December 31, 2009.  Please confirm that you will revise the disclosure and the amount reflected in the table to comply with Item 402(n)(2)(vi) of Regulation S-K, which requires disclosure of the aggregate grant date fair value computed in accordance with FASB ASC Topic 718.  Please provide us with draft disclosure.

Securities and Exchange Commission
November 30, 2010

Response

We confirm that will be revise the disclosure and the amount reflected in the table to comply with Item 402(n)(2)(vi) of Regulation S-K.

We submit drafts of the table and revised disclosure as set forth below.  Since no options were granted in 2007, 2008, or 2009, the amounts in the Option Award column would be zero.

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary ($)	Bonus ($)	Option Awards ($)(2)	All Other Compensation ($) (1)	Total ($)
Wray Thompson, Chairman of the Board (3)	2009	$25,000	-	-	-	$25,000
	2008	$50,000	-	-	-	$50,000
	2007	$100,000	-	-	-	$100,000
Mark Angus, Senior Vice President	2009	$125,000	$50,000	-	$2,981	$177,981
	2008	$100,000	$30,000	-	$2,561	$132,561
	2007	$100,000	$30,000	-	$2,668	$132,668
Shannon L. Greene, Chief Financial Officer &	2009	$140,000	$50,000	-	$3,485	$193,485
Treasurer	2008	$120,000	$40,000	-	$2,469	$174,119
	2007	$120,000	-	-	$2.645	$134,295
Jon Thompson, Chief Executive Officer,	2009	$170,000	$50,000	-	$3,454	$223,454
President and Chief Operating Officer	2008	$110,000	$30,000	-	$2758	$142,758
	2007	$110,000	$30,000	-	$2,668	$142,668

(1)	The amounts in this column represent the 401(k) plan company matching contribution for the named individuals.
(2)	The amounts in this column represent the grant date fair value of stock options granted in the fiscal years indicated, in accordance with FASB ASC Topic 718.
(3)
Mr. Thompson serves as our Chairman of the Board.  In January 2008, we entered into a one year consulting agreement with Mr. Thompson for his service as Chairman, according to which we agreed to pay him $50,000 for the 2008 fiscal year.  For each of the years 2009 and 2010, we have entered into one-year consulting agreements with Mr. Thompson pursuant to which we agreed to pay Mr. Thompson $25,000 each year for his continued service as our Chairman of the Board.

We made no grants of plan-based awards to any of our named executive officers during the year ended December 31, 2007, 2008, or 2009.

6.
We note that Mr. Thompson’s salary has decreased from $100,000 in 2007 to $25,000 in 2009 and 2010.  Please confirm that you will disclose in future filings the reason for the decrease in Mr. Thompson’s compensation.

Response

Mr. Thompson’s compensation for his consulting services has decreased because we have been consulting with Mr. Thompson less often.  We confirm that we will disclose in future filings the reason for the decrease in Mr. Thompson’s compensation.

We further acknowledge that the Company is responsible for the adequacy and accuracy of the disclosures in our filings; that staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings, and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission
November 30, 2010

We trust that the foregoing appropriately addresses the issues raised by your recent Letter of Comment.  Thank you in advance for your prompt review and assistance.

Very truly yours,

/s/ JON THOMPSON
Jon Thompson
Chief Executive Officer and President